U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

## FORM 11-K

## ANNUAL REPORT
## PURSUANT TO SECTION 15(d) OF THE
## SECURITIES EXCHANGE ACT OF 1934

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

**OR**

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the transaction period from _____ to _____.

Commission file number: 0-25756

A.    Full title of the plan and address of the plan, if different from that of the issuer
      named below:

      **IBERIABANK Corporation Retirement Savings Plan**
      **(formerly, ISB Financial Corporation Profit Sharing Plan and Trust)**

B.    Name of issuer of the securities held pursuant to the plan and the address of its
      principal executive office:

      **IBERIABANK Corporation**
      **200 West Congress Street**
      **Lafayette, Louisiana 70501**

**As filed on June 27, 2018**

# IBERIABANK CORPORATION RETIREMENT SAVINGS PLAN

## Index to Financial Statements and Supplementary Schedules



**Castaing Hussey & Lolan, LLC**
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Shalee M. Landry, CPA
Trenton R. Hardy, CPA
Brittany S. Guidry, CPA

<u>Report of Independent Registered Public Accounting Firm</u>

To the Trustees and Participants of the
IBERIABANK Corporation Retirement Savings Plan
Lafayette, LA

**Opinion on the Financial Statements**

We have audited the accompanying statements of net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits include performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risk. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Accompanying Supplemental Information**

The supplemental Schedule of Assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 1985.

*Castaing, Hussey & Lolan, LLC*

New Iberia, Louisiana
June 21, 2018

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com
Members of American Institute of Certified Public Accountants • Society of Louisiana Certified Public Accountants

## IBERIABANK CORPORATION
## RETIREMENT SAVINGS PLAN

**STATEMENTS OF NET ASSETS**
**AVAILABLE FOR BENEFITS**                                   DECEMBER 31, 2017 AND 2016

|  | 2017 | 2016 |
|---|---|---|
| **ASSETS** | | |
| Investments at fair value | $ 21,561,077 | $ 125,206,634 |
| Cash in transit | 135,303,432 | 0 |
| Receivables: | | |
| Notes receivable from participants | 3,274,095 | 2,361,265 |
| Dividends receivable | 102,909 | 90,460 |
| Total receivables | 3,377,004 | 2,451,725 |
| **TOTAL ASSETS** | $ 160,241,513 | $ 127,658,359 |
| **LIABILITIES** | | |
| Excess contributions payable | $ 201,572 | $ 293,354 |
| Dividends payable | 7,504 | 3,390 |
| **TOTAL LIABILITIES** | 209,076 | 296,744 |
| **NET ASSETS AVAILABLE FOR BENEFITS** | $ 160,032,437 | $ 127,361,615 |

The accompanying notes are an integral part of these financial statements.

**IBERIABANK CORPORATION**
**RETIREMENT SAVINGS PLAN**

| STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS | FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 | |
|---|---|---|
| | 2017 | 2016 |
| ADDITIONS | | |
| Investment income: | | |
| Net appreciation in fair value of investments | $ 16,263,967 | $ 15,438,863 |
| Dividends and other income | 1,271,937 | 825,156 |
| Total investment income | 17,535,904 | 16,264,019 |
| Interest income on notes receivable from participants | 116,067 | 94,636 |
| Contributions: | | |
| Employer | 3,364,875 | 1,946,041 |
| Participants | 14,177,589 | 12,454,396 |
| Rollovers | 6,525,431 | 2,617,987 |
| Total contributions | 24,067,895 | 17,018,424 |
| Transfers in - loans | 460,865 | - |
| TOTAL ADDITIONS | 42,180,731 | 33,377,079 |
| DEDUCTIONS | | |
| Benefits paid to participants | 9,444,556 | 12,768,819 |
| Administrative expenses | 65,353 | 59,584 |
| TOTAL DEDUCTIONS | 9,509,909 | 12,828,403 |
| NET INCREASE DURING YEAR | 32,670,822 | 20,548,676 |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of year | 127,361,615 | 106,812,939 |
| End of year | $ 160,032,437 | $ 127,361,615 |

The accompanying notes are an integral part of these financial statements.

Exhibit C

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS                    DECEMBER 31, 2017 AND 2016

## NOTE 1 – PLAN DESCRIPTION:

The following description of the IBERIABANK Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

*General*

The Plan is a defined contribution plan with an employee stock ownership plan ("ESOP") component covering employees age 18 or older of the participating employers. The participating employers, who are all members of a controlled group with IBERIABANK Corporation as parent corporation, include IBERIABANK, Iberia Financial Services, LLC, Iberia Capital Partners, LLC, Lenders Title Group, Security Mutual Financial, IBERIA Civic Impact Partners, and Mercantile Capital Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is designed to comply with the applicable sections of the Internal Revenue Code. The Plan is administered by the Plan Administration and Investment Committee, which is comprised of employees of IBERIABANK and IBERIABANK Corporation, who are appointed by the Board of the Bank. The trustee of the Plan is Principal Financial Group.

*Contributions*

Participants may contribute up to 100 percent of pretax annual compensation in the form of a salary reduction, as defined by the Plan. Participants who have attained age 50 before then end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The Plan also permits Roth after-tax, rollover and catch-up contributions. Participants direct the investment of their contributions in various investment options offered by the plan. The employer may make a discretionary matching contribution equal to a percentage of the amount of the salary reduction elected by the participant. For the year ended December 31, 2017 the employer matching contribution was 50% of the first 4% of participant contributions without a cap. For the year ended December 31, 2016 the employer matching contribution was 50% of the first 3% of participant contributions, with a maximum match of $1,500. In addition, the employer may make an additional discretionary contribution based on a percentage of annual compensation. Contributions are subject to certain IRS limitations.

*Participant Accounts*

Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution and employer matching contributions, as well as allocations of (a) the employer's discretionary contribution, and (b) the earnings from the participant's investment accounts, and (c) forfeitures of terminated participants' non-vested accounts not otherwise allocated to employer contributions. Participant accounts are charged with an allocation of administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

*Vesting*

Participants are immediately vested in their contributions plus actual earnings thereon and in all dividends paid on employer securities. Vesting in the employer's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after 6 years of credited service.

On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Exhibit C
Continued

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS                                         DECEMBER 31, 2017 AND 2016

## NOTE 1 – PLAN DESCRIPTION (Continued):

### Notes Receivable from Participants

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from six months to five years or up to 30 years for the purchase of a primary residence. Loans bear interest at a market rate in effect at the time of the loan and are repayable in accordance with terms established by the Plan. Loans not repaid within the timeframe specified by the administrative committee are considered to be in default and treated as a distribution.

### Withdrawals

Withdrawals may be made for qualified emergencies, as defined by the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½ subject certain limitations as defined by the Plan.

### Payment of Benefits

Participants with vested balances of greater than $5,000 upon termination of service due to death, disability, retirement or termination of employment may elect to receive a lump-sum distribution or annual installments as indicated in the plan document. Upon termination of service, a participant with a vested balance of less than $5,000 will receive a lump-sum amount equal to the vested value in his or her account as soon as administratively feasible after termination. Participants may apply to withdrawal all or part of their vested balance subject to specific hardship and in-service withdrawal provisions of the Plan.

### Forfeited Accounts

Forfeitures of employer contributions shall be used to reinstate previously forfeited account balances of former participants, to make up contributions for any eligible employees erroneously omitted from the plan, to offset employer contributions, to offset administrative costs or to allocate to participants in the same manner as employer contributions. At December 31, 2017 and 2016, there were no forfeited non-vested accounts. During 2017 and 2016, employer contributions were reduced by $247,202 and $193,890, respectively.

### ESOP Features

Each participant is entitled to elect whether dividends shall be distributed to the participant or reinvested in Employer securities. Participants with stock retain voting rights with respect to Employer securities allocated to his or her account. Cash dividends paid on IBERIABANK Corporation common stock are 100% vested regardless of years of service performed.

### Put Ownership

Under Federal income tax regulations, employer stock that is held by the Plan and its participants and is not readily tradable on an established market or is subject to trading limitations includes a put option. The put option is the right to demand that the Company buy any shares of is stock from participants for which there is no market. The put price is representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

Exhibit C
Continued

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS                    DECEMBER 31, 2017 AND 2016

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

### Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for a discussion of fair value measurements.

The change in the fair value of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the Statement of changes in Assets Available for Benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan's gains and losses on investments bought and sold as well as held during the year.

### Notes Receivable from Participants

Notes receivable from participants represent loans to participants made against their vested balance as permitted by the Plan. Notes receivable from participants are valued at the principal amount outstanding plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

### Excess Contributions Payable

Amounts paid to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions before March 15 of the following Plan years.

### Payment of Benefits

Benefits are recorded when paid.

### Expenses

Certain expenses incurred maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses paid by the Company are excluded from these financial statements. Investment-related expenses are included in the net appreciation of fair value of investments.

Exhibit C
Continued

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS                    DECEMBER 31, 2017 AND 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

*Subsequent Events*

The Plan has evaluated subsequent events through June 21, 2018, the date the financial statements were available to be issued.

NOTE 3 – FAIR VALUE MEASUREMENTS:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

*Level 1–* Inputs to the valuation methodology are unadjusted quoted market prices in active markets for identical assets or liabilities that the Plan can access at the measurement date.

*Level 2 –* Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted market prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*Level 3 –* Inputs that are unobservable inputs for the asset or liability and significant to the fair value measurement.

In accordance with FASB ASC 820, the Plan determines fair value based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

*Employer Common Stock and Mutual Funds*

Employer Common stock is valued at the closing price of shares held by the Plan on the NASDAQ Global Select Market at year end. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Exhibit C
Continued

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS                                      DECEMBER 31, 2017 AND 2016

## NOTE 3 – FAIR VALUE MEASUREMENTS (continued):

*Pooled separate accounts*

FASB ASC 820 allows the use of NAV per share as a practical measure to estimate the fair value of an investment as long as certain requirements are met. Investments in pooled separate accounts meet those requirements and reflect observable market information.

The fair values of participation units held in separate accounts are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices. The investment objectives and underlying investments of the separate accounts vary and are made up of a wide variety of underlying investments such as equities, preferred stock, bonds, real estate and mutual funds.

*Stable value fund*

The fair value of participation units in the stable value fund, a common collective investment trust, is based on net asset values ("NAV") of the fund as reported in the audited financial statements of the fund. The net asset value is used as the practical expedient to estimate fair value. This practical expedient would not be used if it is probable that the fund will sell the investment for an amount different from the reported net asset value

The Plan determines fair value based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its calculation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair values as of December 31, 2017 and 2016, respectively:

|  | Fair Value Measurement Using: | | | |
|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **December 31, 2017** | | | | |
| Mutual funds | $ - | $ - | $ - | $ - |
| Common stock | | | | |
|   Employer security | 21,554,894 | - | - | 21,554,894 |
| Total assets in the fair value hierarchy | 21,554,894 | - | - | 21,554,894 |
| Investments measured at net asset value | - | - | - | 6,183 |
| Investments at fair value | $ 21,554,894 | $ - | $ - | $ 21,561,077 |

Exhibit C
Continued

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS                    DECEMBER 31, 2017 AND 2016

NOTE 3 – FAIR VALUE MEASUREMENTS (continued):

| | Fair Value Measurement Using: | | | |
| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| December 31, 2016 | | | | |
| Mutual funds | $ 8,590,288 | $ - | $ - | $ 8,590,288 |
| Common stock | | | | |
| Employer security | 21,138,954 | - | - | 21,138,954 |
| Total assets in the fair value hierarchy | 29,729,242 | - | - | 29,729,242 |
| Investments measured at net asset value | - | - | - | 95,477,392 |
| Investments at fair value | $ 29,729,242 | $ - | $ - | $ 125,206,634 |

For years ended December 31, 2017 and 2016, there were no significant transfers between Level 1 and 2 and no transfers in or out of Level 3.

**Fair Value of Investments that use the NAV Practical Expedient**

The following table summarizes investments measured at fair value based on the NAV per share practical expedient as of December 31, 2017 and 2016, respectively. There are no participant redemption restrictions for the common collective trust; the redemption period is applicable only to the Plan.

| | Fair Value Measurement Using: | | | |
| | Fair Value | Unfunded | Redemption Frequency (if currently eligible) | Redemption Notice Period |
|---|---|---|---|---|
| December 31, 2017 | | | | |
| Pooled separate accounts | $ 6,183 | n/a | Daily | 1 day |
| Collective investment trust | - | n/a | Daily | 12 months |
| Total | $ 6,183 | | | |

| | Fair Value Measurement Using: | | | |
| | Fair Value | Unfunded | Redemption Frequency (if currently eligible) | Redemption Notice Period |
|---|---|---|---|---|
| December 31, 2016 | | | | |
| Pooled separate accounts | $ 82,752,797 | n/a | Daily | 1 day |
| Collective investment trust | 12,724,595 | n/a | Daily | 12 months |
| Total | $ 95,477,392 | | | |

Exhibit C
Continued

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS                    DECEMBER 31, 2017 AND 2016

## NOTE 4 - ALLOCATED AMOUNTS:

At December 31, 2017 and 2016, there were no amounts allocable to participants who had elected to withdraw from the plan.

## NOTE 5 – TAX STATUS:

The IRS has determined and informed the Company by a letter dated November 12, 2014, that the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

## NOTE 6 - PLAN TERMINATION:

Although it has not expressed any intent to do so, participating employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

## NOTE 7 – RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS:

Certain plan investments are held in pooled separate accounts and a collective investment trust managed by Principal Financial Group. Principal is also the trustee as defined by the Plan and, therefore these transactions qualify as party-in-interest transactions.

One of the investment options of the Plan is IBERIABANK Corporation common stock. As the Company is Plan Sponsor, transactions involving IBERIABANK Corporation common stock quality as party–in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. At December 31, 2017 and 2016, the Plan held an aggregate of 278,125.48 and 252,405.42 shares of IBERIABANK Corporation common stock valued at $21,554,894 and $21,138,954, respectively. Dividends received on IBERIABANK Corporation stock were $375,550 and $439,683, respectively.

Participant loans, also party-in-interest investments, were granted throughout the year as part of normal plan operations.

Some of the Plan's administrative expenses are paid by the Company. Such expenses have historically been comprised of fees for audit, custody and recordkeeping services. IBERIABANK provides certain accounting and administrative services to the Plan for which no fees are charged.

Exhibit C
Continued

**IBERIABANK CORPORATION**
**RETIREMENT SAVINGS PLAN**

NOTES TO FINANCIAL STATEMENTS                                    DECEMBER 31, 2017AND 2016

## NOTE 8 – CONCENTRATION OF INVESTMENTS:

The Plan's investment in the shares of IBERIABANK Corporation Common Stock represents approximately 13% and 17% of total Plan assets as of December 31, 2017 and 2016, respectively.

The Company is a Louisiana corporation that serves as a bank holding company for IBERIABANK, Iberia Capital Partners and Lenders Title Company. Through the Subsidiaries, the Company offers commercial and retail products and services to customers throughout South Central and South stern United States.

## NOTE 9 – RISKS AND UNCERTAINTIES

The Plan and its participants invest in various investment securities, including employer securities. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

## NOTE 10 – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

|  | December 31, | |
|---|---|---|
|  | 2017 | 2016 |
| Net assets available for benefits per the financial statements | $ 160,032,437 | $ 127,361.615 |
| Adjustment from net asset value practical expedient to fair value for investment in common collective trust using fund's audited financial statements | 0 | 4.090 |
| Net assets available for benefits per form 5500 | $ 160,032,437 | $ 127,365.705 |

|  | December 31, | |
|---|---|---|
|  | 2017 | 2016 |
| Net increase per the financial statements | $ 32,670,822 | $ 20,548.676 |
| Adjustment for investment income reported for investment in common collective trust | (4,090) | (18.817) |
| Net income per form 5500 | $ 32,666,732 | $ 20,529.859 |

## NOTE 11 – TRANSFERS OF SERVICE PROVIDERS

The Investment Committee of the Plan selected a new service provider, Prudential Retirement Insurance and Annuity Company, for the 2018 plan year. In preparation for the transfer, all investments were sold on December 29, 2017, with the exception of the IBERIABANK Corporation Stock and Notes Receivable from Participants. Cash in transit at December 31, 2017 represents the amount received from the sale of the assets. In January of 2018, the IBERIABANK Corporation Stock, Notes Receivable from Participants and cash on hand were transferred to Prudential Retirement Insurance and Annuity Company.

SUPPLEMENTAL SCHEDULE

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470   PLAN 002

**SCHEDULE H, LINE 4i -**
**SCHEDULE OF ASSETS (HELD AT END OF YEAR)**                    **DECEMBER 31, 2017**

| (a) | (b) Identity of issue, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par or maturity value | | (d) Cost | (e) Current Value |
|---|---|---|---|---|---|
| * | Participant Loans | Notes receivable, ranging from interest rates of 4.25% to 5.25% and maturities of one to thirty years | | $-0- | $ 3,274,095 |
| * | IBERIABANK Corporation | 278,125 | Shares Common Stock | | 21,554,894 |
| * | Principal Bond & Mtg Sep Acct Principal Global Investors | 4 | Units | | 6,183 |
| | Totals | | | | $24,835,172 |

* Denotes party-in-interest

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 26, 2018

By:

Name: Greg Rizzuto
Title: Plan Administrator

EXHIBIT INDEX

TO

FORM 11-K FOR

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

| Exhibit Number | Description of Exhibit |
| --- | --- |
| 23.1 | Consent of Castaing, Hussey & Lolan, LLC dated June 26, 2018 |



## Castaing Hussey & Lolan, LLC
*Certified Public Accountants*

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

**EXHIBIT 23.1**

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Shalee M. Landry, CPA
Trenton R. Hardy, CPA
Brittany S. Guidry, CPA

## CONSENT OF INDEPENDENT REGISTERED
## PUBLIC ACCOUNTING FIRM

As an independent registered public accounting firm, we hereby consent to the use in this Form 11-K of our report dated June 21, 2018, and the incorporation by reference of our report in IBERIABANK Corporation's Registration Statements on Form S-8 (File No. 333-79811, 333-135359, and 333-198040).

*Castaing, Hussey & Lolan, LLC*

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
June 26, 2018

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com
Members of American Institute of Certified Public Accountants • Society of Louisiana Certified Public Accountants